

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2013

<u>Via E-mail</u>
Mr. George Lai
Chief Financial Officer
The9 Limited
Building No. 3, 690 Bibo Road
Zhang Jiang Hi-Tech Park
Pudong New Area, Pudong
Shanghai 201203
People's Republic of China

> **Re: The9 Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **File No. 001-34238**

Dear Mr. Lai:

We have reviewed your letter dated December 17, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 20, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 52

1.   Aside from the information provided in your response to prior comment 3, tell us whether there are any other operational statistics and usage patterns monitored by the company which affect your results of operations. For example, it would seem that disclosing the average number of users would be useful information to investors as it could add context

to the percentage of your total users that pay to play and the potential market for future paying players.   We refer you to Section III.B of SEC Release 33-8350 for guidance.

2.   The revised disclosures provided in response to prior comment 3 indicate that your PC games revenue decreased due to decreases in your average quarterly paying users and average quarterly revenue per paying user. Please revise further to explain the reasons for the decreases in such quarterly averages.

Item 15. Controls and Procedures

Disclosure Controls and Procedures, page 83

3.   Please revise your December 31, 2011 Form 20-F to include the revisions proposed in your response to our prior comment 6 as it relates to management's conclusions regarding the effectiveness of the company's disclosure controls and procedures.

Item 18. Financial Statements

Note 2. Principal Accounting Policies

Revenue Recognition, page F-20

4.   Please describe further, for us, (a) the in-game features that are immediately consumed, (b) the premium features with stated expiration and (c) the in-game perpetual features. Please provide specific examples for each of these virtual goods and tell us how you determined which in-game premium features are considered to be consumed immediately versus those that are consumed over the estimated average life of game play.

Note 4. Variable Interest Entities, page F-28

5.   The proposed disclosure provided in response to our prior comment 9, states in part, that the Exclusive Technical Service Agreements have an initial term of 20 years, with the earliest expiration date being December 31, 2029. However, as per our review of Exhibit 10.4 (as filed with your November 26, 2004 Form F-1) and Exhibit 4.32 (as filed with your December 31, 2010 Form 20-F), it appears that the 20-year term only applies to the Huopu Cloud agreement. Please revise the proposed disclosure to properly reflect the terms of the Exclusive Technical Service Agreement between for both of your VIE arrangements. To the extent that the terms of the Shanghai IT Agreement were changed, please file a copy of the amended Agreement as an Exhibit. We refer you to the Instructions as to Exhibits of Form 20-F.

6.   We note your response to prior comment 10 where you state "…if the Company, its PRC subsidiaries and VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the

relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including requiring the Company to undergo a costly and disruptive restructuring such as forcing the Company to transfer its equity interest in the PRC subsidiaries to a domestic entity or invalidating the VIE agreements. If the PRC government authorities impose penalties which cause the Company to lose its rights to direct the activities of and receive economic benefits from the VIEs, the Company may lose the ability to consolidate and reflect in its financial statements the financial condition, and results of operation of the VIEs, which are disclosed in F-28, which would likely be a material adverse event for the Company." Please revise to include this information in your Note 4 disclosures in future filings.

Note 19. Refund of WoW Game Points, page F-49

7. You state in your response to our prior comment 13 that the unrelated Chinese online game company which took over the WoW license in the PRC publicly committed to WoW players that they could use any unconsumed WoW point cards sold by The9 and continue to play WoW on their company's platform. Tell us how you account for WoW points used by your cardholders on the other company's platform. Tell us how you are able to determine when the points are used in game play and tell us the amount of revenues recognized from such usage for each period since the loss of the WoW license. If you have not recognized any revenues for previously activated points consumed since the loss of the WoW license or to the extent that you do not intend on recognizing any such revenues, please explain why.

8. Tell us why the company chose not to make any public announcements with respect to granting refunds for activated but unconsumed point cards related to the WoW games. Assuming you had chosen to do so, tell us whether pursuant to PRC regulations you would have been considered released from this liability sooner than 20 years.

9. We note from your response to prior comment 8 that for your current games you recognize breakage for unused points at the point redemption becomes remote. Tell us your consideration to recognize breakage for your activated but unused WoW points or explain further why you believe you should not recognize such amounts. Also, please provide the specific accounting guidance considered in determining that it is appropriate to wait 20 years before recognizing amounts related to your unused WoW game points.

Note 28. Commitments and Contingencies

28.3 Contingencies, page F-59

10. Notwithstanding your response to our prior comment 14, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for the Maradona litigation, please indicate as such in your next periodic filing and disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is

immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Please provide the revised disclosures that you intend to include in your next filing.

You may contact Megan Askt, Staff Accountant, at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters.   If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: <u>Via e-mail</u>
        Andrew Han – The9 Limited